Exhibit 21.1

Subsidiaries of Allurion Technologies, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Allurion France SAS	France
Allurion Middle East Medical Instrument Trading LLC	United Arab Emirates
Allurion Hong Kong Ltd.	Hong Kong
Allurion UK Ltd.	United Kingdom
Allurion Italy,Sri	Italy
Allurion Spain, Sri	Spain
Allurion Australia Pty Ltd.	Australia
Allurion Mexico S. de R.L de C.V.	Mexico
Allurion Technologies Opco, Inc.	Delaware